

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 13, 2015

Via E-mail
Mr. Jeff A. Zadoks
Senior Vice President and Chief Financial Officer
Post Holdings, Inc.
2503 S. Hanley Road
St. Louis, Missouri 63144

Re: Post Holdings, Inc.
Form 10-K for the Fiscal Year ended September 30, 2014
Filed November 28, 2014
File No. 001-35305

Dear Mr. Zadoks:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Liquidity and Capital Resources, page 33

Debt Covenants, page 34

1.   We note on page 37 the impairment charges of the Post Foods brands were primarily the result of the acceleration of declines within the branded ready-to-eat cereal category, as well as the expectation that revenue and profit growth for Post Foods will be challenged in the medium to long-term. It is not clear, however, whether you believe these issues are reasonably likely to impact your compliance with the financial covenants of your Credit Agreement, as referenced under Note 14 – Long Term Debt. Please clarify for us whether you believe it is reasonably likely that you will not comply with any of your

financial covenants, other than your consolidated leverage ratio. If non-compliance is reasonably likely, please disclose information about the covenant calculation and related details outlined in Section IV (C) of SEC Release 34-48960.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or Kim Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding our comment and related matters. Please contact me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief